Exhibit 99.1

NYSE Alternext:ROY	NR 08-17
TSX:IRC	November 26, 2008

INTERNATIONAL ROYALTY CORPORATION

ADOPTS SHAREHOLDER RIGHTS PLAN

DENVER, COLORADO - November 26, 2008 - International Royalty Corporation (TSX: IRC, NYSE Alternext: ROY) (“IRC” or the “Company”) is pleased to announce the establishment of a shareholder rights plan agreement (the “Plan”) effective November 21, 2008, subject to Toronto Stock Exchange (“TSX”) and NYSE Alternext U.S. (“NYSE-A”) acceptance. Although the Plan is effective upon its adoption, in accordance with TSX and NYSE-A requirements, it will be submitted to IRC shareholders for ratification at the Company’s annual meeting, scheduled to be held in May 2009.

If the plan resolution is ratified and confirmed at the annual meeting, it will continue in effect until the earlier of the termination time, as defined in the Plan, or the date of the annual meeting of shareholders in 2012.  If the Plan resolution is not approved at the meeting, it will terminate at the end of the meeting. The Plan is designed to ensure that all shareholders receive equal treatment, to give the IRC Board of Directors adequate time to consider and respond to any unsolicited bid for the Company, and to maximize shareholder value in the event of a takeover bid or other acquisition that could lead to the change in control of IRC. It is not intended to deter takeover proposals. The Company believes that the Plan is similar to those adopted by other Canadian companies, is consistent with Canadian corporate practice, and addresses guidelines for such plans set out by institutional investor advocates.

In making the announcement, IRC is not aware of any pending or threatened takeover initiatives directed at the Company.  A copy of the Plan is available by contacting IRC at info@internationalroyalty.com and will be available on SEDAR at www.sedar.com.

International Royalty Corporation

International Royalty Corporation (IRC) is a global mineral royalty company. IRC holds more than 85 royalties including an effective 2.7% NSR on the Voisey's Bay mine, a sliding-scale NSR on the Pascua gold project in Chile, a 1.5% NSR on the Las Cruces copper project in Spain and a 1.5% NSR on approximately 3.0 million acres of gold lands in Western Australia. IRC is senior listed on the Toronto Stock Exchange (TSX:IRC) as well as the NYSE Alternext U.S. (NYSE Alternext:ROY).

On behalf of the Board of Directors,

INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver

Chairman and CEO

For further information, please contact:

Jack Perkins, Director of Investor Relations: (303) 991-9500

Douglas B. Silver, Chairman and CEO: (303) 799-9020

info@internationalroyalty.com

www.internationalroyalty.com

Renmark Financial Communications Inc.

Barbara Komorowski : bkomorowski@renmarkfinancial.com

Tel.: 514-939-3989

Fax: 514-939-3717

www.renmarkfinancial.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements related to whether the Plan will be ratified and confirmed at the Company’s annual meeting, the duration and termination date of the Plan, the treatment of shareholders under the Plan, the ability of the Plan to give the Company’s Board of Directors adequate time to consider and respond to unsolicited bids for the Company, the effect the Plan will have on the Company’s shareholders in the event of a takeover bid or other acquisition, how the Plan compares to similar documents adopted by other Canadian companies, and whether the Plan is consistent with Canadian corporate practice and addresses guidelines set out by institutional investor advocates. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements.  The forward-looking statements included in this release represent IRC’s views as of the date of this release. While IRC anticipates that subsequent events and developments may cause IRC’s views to change, IRC specifically disclaims any obligation to update these forward-looking statements unless required by law. Accordingly, readers should not place undue reliance on any forward-looking statements.